UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

WIMM-BILL-DANN FOODS OJSC

(Name of Issuer)

Ordinary Shares, par value 20 Russian Rubles per Ordinary Share,

and American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

97263M109 (AMERICAN DEPOSITARY SHARES)

(CUSIP Number)

Franck Riboud

Groupe Danone

17, Boulevard Haussmann

75009 Paris, France

Tel: +33 1 4435 2020

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97263M109	13D	Page 2 of 6

(AMERICAN DEPOSITARY SHARES)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Groupe Danone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    SOLE VOTING POWER

                NOT APPLICABLE

  8.    SHARED VOTING POWER

                8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

  9.    SOLE DISPOSITIVE POWER

                NOT APPLICABLE

10.    SHARED DISPOSITIVE POWER

                 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.36% (1)
14.	TYPE OF REPORTING PERSON* CO
(1)	Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 25, 2007.

CUSIP No. 97263M109	13D	Page 3 of 6
(AMERICAN DEPOSITARY SHARES)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Gervais Danone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    SOLE VOTING POWER

                NOT APPLICABLE

  8.    SHARED VOTING POWER

                8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

  9.    SOLE DISPOSITIVE POWER

                NOT APPLICABLE

10.    SHARED DISPOSITIVE POWER

                8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.36% (1)
14.	TYPE OF REPORTING PERSON* CO
(1)	Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 25, 2007.

CUSIP No. 97263M109	13D	Page 4 of 6

(AMERICAN DEPOSITARY SHARES)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blanrim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    SOLE VOTING POWER

                NOT APPLICABLE

  8.    SHARED VOTING POWER

                8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

  9.    SOLE DISPOSITIVE POWER

                NOT APPLICABLE

10.    SHARED DISPOSITIVE POWER

                8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.36% (1)
14.	TYPE OF REPORTING PERSON* CO
(1)	Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 25, 2007.

CUSIP No. 97263M109	13D	Page 5 of 6
(AMERICAN DEPOSITARY SHARES)

Item 1. Security and Issuer

This Amendment No. 6 (this “Amendment No. 6”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 18, 2002 by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 17, 2003, Amendment No. 2 thereto filed with the Securities and Exchange Commission on November 21, 2003, Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 21, 2004, Amendment No. 4 thereto filed with the Securities and Exchange Commission on October 18, 2005 and Amendment No. 5 thereto filed with the Securities and Exchange Commission on November 13, 2006 (the “Amendment No. 5”, and such Statement as so amended, being the “Schedule 13D”). This Amendment No. 6 is filed with respect to the ordinary shares, par value 20 Russian Rubles per ordinary share (the “Ordinary Shares”), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the “Issuer”), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the “American Depositary Shares” or “ADSs”) represents one Ordinary Share. Each reference in this Statement to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. Information in the Schedule 13D remains in effect except to the extent it is amended by the information contained in this Amendment No. 6.

Item 3. Source and Amount of Funds or Other Consideration

The source of the approximately USD 153 million used to purchase the 2,040,000 Ordinary Shares beneficially acquired by the Reporting Persons on June 27, 2007 was the ordinary working capital of Groupe Danone supplied to Blanrim through Compagnie Gervais Danone.

Item 4. Purpose of Transaction

The second paragraph of Item 4 of the Schedule 13D is hereby deleted in its entirety and replaced by the following language:

The purpose of the acquisition by Blanrim of Ordinary Shares is to reinforce our investment on behalf of Groupe Danone in the Issuer, in relation to promising growth prospects in the Russian dairy market. The Reporting Persons may purchase additional shares in the future, depending on market conditions, as well as take such further actions with respect to the investment in the Issuer as they deem appropriate including, but not limited to, making proposals to the Issuer with respect to changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional ADSs or Ordinary Shares, selling some or all of their ADSs or Ordinary Shares, and engaging in any other transactions with respect to the ADSs or Ordinary Shares. The Reporting Persons do not expect to amend the Schedule 13D with respect to any such potential actions, unless and until such time as such disclosure may be required by applicable law.

Item 5. Interest in Securities of the Issuer

Items (a)-(c) of the Schedule 13D are hereby amended and restated in their entirety by inserting the following language:

(a)-(b) Blanrim beneficially owns 8,080,300 Ordinary Shares (representing 18.36% of the outstanding Ordinary Shares based on information contained in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 25, 2007). The Ordinary Shares are indirectly beneficially owned by Groupe Danone and Compagnie Gervais Danone through their direct and indirect ownership of Blanrim. The power to vote and dispose the Ordinary Shares is shared between the Reporting Persons.

(c) On June 27, 2007, Blanrim purchased 2,040,000 Ordinary Shares in the over-the-counter market. The price per Ordinary Share for such market purchase was USD 75. To the knowledge of the Reporting Persons, none of the Reporting Persons, nor any person referred to in Exhibit A beneficially owns, or has acquired or disposed of any Ordinary Shares during the 60 days.

Item 7. Materials to Be Filed as Exhibits

The following documents are hereby filed as exhibits:

A. Directors and Officers of Groupe Danone, Compagnie Gervais Danone and Blanrim

CUSIP No. 97263M109	13D	Page 6 of 6
(AMERICAN DEPOSITARY SHARES)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 28, 2007	GROUPE DANONE

	By:	/s/ FRANCK RIBOUD
	Name:	Franck Riboud
	Title:	Chairman and Chief Executive Officer

COMPAGNIE GERVAIS DANONE

	By:	/s/ FRANÇOIS-XAVIER ROGER
	Name:	François-Xavier Roger
	Title:	Deputy Managing Director

BLANRIM

	By:	/s/ MARIE-CATHERINE BOINAY
	Name:	Marie-Catherine Boinay
	Title:	Chief Executive Officer